April 12, 2019

Tilman J. Fertitta
Co-Chairman and Chief Executive Officer
Landcadia Holdings II, Inc.
1510 West Loop South
Houston, Texas 77027

       Re: Landcadia Holdings II, Inc.
           DRS Form S-1 submitted on March 18, 2019
           File No. 377-02548

Dear Mr. Fertitta:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-1 submitted on March 18, 2019

Summary
Initial Business Combination, page 5

1. You disclose in a risk factor at page 48 and under "Liquidity" at page 64 that although you have not selected any specific target, you intend to target a business larger than you could acquire with the net proceeds of this offering and related private placement warrants. You indicate that you may be required to seek additional financing. Please disclose this in your summary and address any additional financing you contemplate. In that regard, we note your references at pages 56 and 62 to a contingent forward purchase agreement or backstop agreement you may enter into following consummation of this offering. Please also address how these various references to seeking additional financing to consummate any initial business combination fit within your disclosure of an "Affiliated Joint
 Tilman J. Fertitta
FirstName Holdings II, Inc. J. Fertitta
Landcadia LastNameTilman
Comapany NameLandcadia Holdings II, Inc.
April 12, 2019
Page 12,
April 2 2019 Page 2
FirstName LastName
         Acquisition."
Risk Factors
We may engage in an initial business combination with one or more target business that have relationships..., page 44

2. Please elaborate on your disclosure that due to regulatory or legal requirements applicable to an "Affiliated Joint Acquisition," your initial business combination may be effected on less favorable terms than otherwise would apply if the initial business combination were not an "Affiliated Joint Acquisition."
Certain Anti-Takeover Provisions of Delaware Law and our Third Amended and Restated
Certificate of Incorporation and Bylaws, page 115

3. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
General

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Tilman J. Fertitta
Landcadia Holdings II, Inc.
April 12, 2019
Page 3



        You may contact Jenifer Gallagher at 202-551-3706 or Karl Hiller, Accounting Branch
Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at 202-551-3271 or Timothy
S. Levenberg,
Special Counsel, at 202-551-3707 with any other questions.



FirstName LastNameTilman J. Fertitta                     Sincerely,
Comapany NameLandcadia Holdings II, Inc.
                                                         Division of
Corporation Finance
April 12, 2019 Page 3                                    Office of Natural
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FirstName LastName